UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Papa Murphy’s Holdings, Inc.

(Name of Subject Company)

MTY Columbia Merger Sub, Inc.

(Offeror)

(Names of Filing Persons)

MTY Franchising USA, Inc.

(Parent of Offeror)

(Names of Filing Persons)

MTY Food Group Inc.

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Eric Lefebvre

Chief Executive Officer

MTY Columbia Merger Sub, Inc.

MTY Franchising USA, Inc.

MTY Food Group Inc.

8210, route Transcanadienne

St. Laurent, QC, H4S 1M5

Canada

(514) 336-9222

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (418) 640-2000	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch St., Tenth Floor Portland, Oregon 97209 United States (503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$112,605,154	$13,648

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 17,029,528 shares of issued and outstanding common stock, par value $0.01 per share (the “Shares”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (“Papa Murphy’s”), multiplied by the offer price of $6.45 per Share, (b) 938,918 Shares issuable pursuant to outstanding options to acquire Shares from Papa Murphy’s with an exercise price less than the offer price of $6.45 per share, multiplied by $1.43, which is the offer price of $6.45 per Share less the weighted-average exercise price for such options of $5.02 per Share, and (c) 219,980 Shares issuable pursuant to outstanding time-based and performance-based restricted stock units multiplied by the offer price of $6.45 per Share. The calculation of the filing fee is based on information provided by Papa Murphy’s as of April 22, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), for any and all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Papa Murphy’s Holdings, Inc. (“Papa Murphy’s”), at a price of $6.45 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached hereto as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite

350 Vancouver, Washington 98662

(360) 260-7272

(b) Securities. The information set forth in the Offer to Purchase under “Introduction” and Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Purchaser, MTY and Parent. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 8—“Certain Information Concerning Purchaser, MTY and Parent” and Schedule I—“Information Relating to Purchaser, MTY and Parent” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1—“Terms of the Offer”

Section 2—“Acceptance for Payment and Payment for Shares”

Section 3—“Procedures for Accepting the Offer and Tendering Shares”

Section 4—“Withdrawal Rights”

Section 5—“Certain United States Federal Income Tax Consequences”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Papa Murphy’s”

Section 13—“Certain Effects of the Offer”

Section 15—“Conditions of the Offer”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Papa Murphy’s”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Papa Murphy’s”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 12—“Purpose of the Offer; Plans for Papa Murphy’s” is incorporated herein by reference:

(c) Plans. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Papa Murphy’s”

Section 13—“Certain Effects of the Offer”

Section 14—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 9—“Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under Section 8—“Certain Information Concerning Purchaser, MTY and Parent” and Schedule I—“Information Relating to Purchaser, MTY and Parent” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s” and Section 17—“Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference.

Summary Term Sheet

Section 8—“Certain Information Concerning Purchaser, MTY and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Papa Murphy’s”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Papa Murphy’s”

Section 13—“Certain Effects of the Offer”

Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 25, 2019.

(a)(1)(B)*	Letter of Transmittal, dated April 25, 2019.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated April 25, 2019.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2019.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2019.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on April 25, 2019.

(a)(5)(A)	Joint Press Release issued by MTY Franchising USA, Inc. and Papa Murphy’s Holdings, Inc., dated April 11, 2019 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Papa Murphy’s Holdings, Inc. filed on April 11, 2019).

(b)(1)*+	Amended and Restated Credit Agreement (“Credit Agreement”), dated as of August 29, 2017, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers, The Toronto-Dominion Bank as Canadian Agent and Syndication Agent, Toronto Dominion (Texas) LLC as U.S. Agent, the financial institutions identified on the signature pages thereto as Revolving Lenders, TD Securities as Sole Lead Arranger and Bookrunner and Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(2)*	First Amending Agreement to the Credit Agreement, dated as of June 27, 2018, among MTY Food Group Inc. as Borrower, The Toronto-Dominion Bank as Administrative Agent, the financial institutions identified on the signature pages thereto as Revolving Lenders, TD Securities as Sole Lead Arranger and Bookrunner, The Toronto-Dominion Bank, Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Syndication Agents and Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Documentation Agents.

(b)(3)*	Second Amending Agreement to the Credit Agreement and Amending Agreement to the U.S. Guarantee and Security Agreement, dated as of February 19, 2019, among MTY Food Group Inc. and MTY Franchising USA, Inc. as Borrowers, Inc., The Toronto-Dominion Bank as Canadian Agent, Toronto Dominion (Texas) LLC as U.S. Agent, the financial institutions identified on the signature pages thereto as Revolving Lenders, TD Securities as Sole Lead Arranger and Bookrunner, The Toronto-Dominion Bank, Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Syndication Agents and Bank of Montreal, National Bank of Canada and the Bank of Nova Scotia as Co-Documentation Agents.

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2019, by and among MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and Papa Murphy’s Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Papa Murphy’s Holdings, Inc.’s Current Report on Form 8-K filed on April 11, 2019).

(d)(2)*	Confidentiality/Nondisclosure Agreement, dated October 30, 2018, by and between Papa Murphy’s Holdings, Inc. and MTY Franchising USA, Inc.

(d)(3)	Form of Tender and Support Agreement, by and among MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to Papa Murphy’s Holdings, Inc.’s Current Report on Form 8-K filed on April 11, 2019).

(d)(4)	Guarantee, dated as of April 10, 2019, by MTY Food Group Inc. in favor of Papa Murphy’s Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Papa Murphy’s Holdings, Inc.’s Current Report on Form 8-K filed on April 11, 2019).

(d)(5)*	Exclusivity Agreement, dated as of March 22, 2019, by and among MTY Franchising USA, Inc. and Papa Murphy’s Holdings, Inc.

Exhibit No.	Description

(g)	None.

(h)	None.

*	Filed herewith.
+	Confidential portions of this exhibit have been omitted.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MTY COLUMBIA MERGER SUB, INC.

By:	/s/ Eric Lefebvre
	Name:	Eric Lefebvre
	Title:	President, Chief Executive Officer

MTY FRANCHISING USA, INC.

By:	/s/ Eric Lefebvre
	Name:	Eric Lefebvre
	Title:	President, Chief Executive Officer

MTY FOOD GROUP INC.

By:	/s/ Eric Lefebvre
	Name:	Eric Lefebvre
	Title:	President, Chief Executive Officer

Dated: April 25, 2019